EXHIBIT A TO FORM CB

[English Translation of Draft Public Offer Instrument]

THE OFFER MADE IN THIS NOTICE IS ADDRESSED TO ALL SHAREHOLDERS IN THE DISTRIBUIDORA DE PRODUTOS DE PETRÓLEO IPIRANGA S.A. IN BRAZIL. ADDITIONALLY, SHAREHOLDERS IN THE DISTRIBUIDORA DE PRODUTOS DE PETRÓLEO IPIRANGA S.A. LOCATED OUTSIDE BRAZIL MAY PARTAKE IN THE OFFER, SUBJECT TO THE CONDITION THAT SUCH SHAREHOLDERS COMPLY WITH THE LAW AND REGULATIONS OF THE JURISDICTION IN WHICH THEY ARE LOCATED.

PUBLIC OFFER NOTICE FOR THE ACQUISITION OF COMMON SHARES ISSUED BY DISTRIBUIDORA DE PRODUTOS DE PETRÓLEO IPIRANGA S.A.
Publicly-held Company -  CVM nº 00519-3
National Register of Legal Entities (CNPJ/MF) Enrollment No. 92.689.256/0001-76
ISIN Code BRDPPIACNOR8

FOR AND ON BEHALF OF

ULTRAPAR PARTICIPAÇÕES S.A.

BRADESCO S.A. CORRETORA DE TÍTULOS E VALORES MOBILIÁRIOS (the “Intermediary Institution”), a financial institution with headquarters located at Avenida Paulista, 1450, 7º andar, City of São Paulo, State of São Paulo and enrolled with the National Register of Legal Entities (CNPJ) under No. 61.855.045/0001-32, and BANCO BRADESCO BBI S.A. (the “Offer Financial Advisor”), a financial institution with headquarters located at Cidade de Deus, Prédio Novíssimo, 4º andar, Vila Yara, in the City of Osasco, State of São Paulo and enrolled with the National Register of Legal Entities (CNPJ)  under No.  06.271.464/0001-19, for and on account of ULTRAPAR PARTICIPAÇÕES S.A., a publicly-held company with headquarters located at Avenida Brigadeiro Luiz Antônio, 1343, 9º andar, in the City of São Paulo, State of São Paulo, enrolled with the National Register of Legal Entities (CNPJ) under No. 33.256.439/0001-39 (the “Offerer” or “Ultrapar”), hereby submit to the shareholders in DISTRIBUIDORA DE PRODUTOS DE PETRÓLEO IPIRANGA S.A.  (“DPPI”), a publicly-held company with headquarters located at Av. Dolores Alcaraz Caldas, 90, in the City of Porto Alegre, State of Rio Grande do Sul, enrolled with the National Register of Legal Entities (CNPJ) under No. 92.689.256/0001-76, this public offering (the “Offer”) to acquire up to the entirety of the common shares issued by DPPI (the “Shares”), under the rules established by the Brazilian Security and Exchange Commission (Comissão de Valores Mobiliários – “CVM”) Instruction No. 361, dated March 5, 2002, (the “CVM Instruction 361/02”) for the purpose of and pursuant to the following conditions:

1.           THE OFFER

1.1.           Legal Basis. The Offer is being made as a result of the sale of control over DPPI to the Offerer, as established in article 254-A of Law 6,404, dated December 15, 1976, as amended (the “Brazilian Corporate Law”) and by CVM Instruction 361/02. Disposal of a controlling stake in DPPI was announced to the market

[English Translation of Draft Public Offer Instrument]

in the relevant facts disclosed on March 19, 2007 and April 18, 2007, which are summarized in Section 5 of this Offer Notice (the "Notice").

1.1.1.      The Offer complies with the procedures applicable to public offerings to acquire shares via disposal of control in publicly traded companies as set forth in CVM Instruction 361/02.

1.2.           Format. This Offer will be concluded via an auction (the “Auction”) at the São Paulo Stock Exchange ("BOVESPA"). This Offer is not subject to any requirement for minimum acceptance levels and the Offerer shall purchase all Shares offered during the Auction.

1.3.           Validity. This Offer shall remain in effect for a period of 32 days, from the date that this Notice is published, i.e. it shall come into effect on September 20, 2007 and shall expire on October 22, 2007, on which date the Auction shall be held (the "Auction Date"). The Offer period shall not be extended beyond the Auction Date.

1.4.           Shares Encompassed by the Offer. The Offerer hereby agrees to purchase up to the entirety of the 1,663,620 Shares issued by DPPI and currently outstanding on the market, through the Intermediary Institution, which are equivalent to 15.6% of the Shares issued by DPPI.

1.4.1.      By accepting to sell Shares owned by them pursuant to the terms of this Offer, the shareholders hereby declare that such Shares are free and unencumbered of any burden, right in rem, or any other form of encumbrance that may bar the full and immediate exercise of ownership by the Offerer over such Shares, and that they comply with the trading requirements established in BOVESPA regulations.

1.4.2.      In the event that DPPI declares dividends and/or interest on own equity during the period between the Auction Date and the date that the Shares offered during the Auction to the Offerer are effectively transferred, the respective payments shall be made pursuant to article 205 of Brazilian Corporate Law to the owner of the Shares on each date that dividends and/or interest on own equity are declared.

1.5.           Offer Price. The Offerer agrees to acquire the Shares for the price of R$ 112.06937 per share, corresponding to 80% of the price paid per share held by the controlling shareholders in DPPI  that was bound to the Shareholders’ Agreement dated October 27, 1981 and duly registered with DPPI head office (the “Shareholders’ Agreement”) (the “Offer Price”), restated by the variation in the Reference Rate (Taxa Referencial -  “TR”) (365 day basis) calculated on a pro-rated basis from the Closing Date (as defined in item 5.3) up to the Auction financial settlement date.

1.5.1.     The Offer Price shall be paid in cash, in Brazilian legal currency, on the Auction financial settlement date.

[English Translation of Draft Public Offer Instrument]

1.6.           Consequences of Accepting the Offer. Upon accepting this offer, each DPPI shareholder agrees to dispose of the ownership over their Shares, including all direct rights inherent to such Shares, pursuant to the terms and conditions set forth herein.

2.           THE AUCTION

2.1.           Auction Date. The Auction shall be held on October 22, 2007, at 1:15pm (São Paulo local time), via MEGABOLSA, the BOVESPA trading system.

2.2.           Acceptance Procedures. By 12.00 p.m. (São Paulo local time) on the Auction Date, the Brokers (as defined in Section 3 below), representatives of the shareholders wishing to offer their Shares during the Offer shall register the number of Shares held directly on the MEGABOLSA system using the code DPPI3L and which will be sold by the shareholders they are representing during the Auction.  Offer acceptance, and the subsequent firm offer to sell the Shares, shall be deemed irrevocable and irreversible from commencement of the Auction, to the extent that Offer acceptance shall create an obligation on the accepter to dispose of its Shares and for which acceptance has been issued, in the form and subject to the terms set forth in this Notice.

2.3.           Third Party Buying Interferences. Any third party shall be entitled to make a competing offer to acquire all or part of the Shares, subject, however, to the following:

(i)	A competing offer shall be registered with the CVM pursuant to the terms of CVM Instruction 361/02; and
(ii)	The value of the first competing purchase offer shall be at least 5% higher than the last price offered.

2.4.           Brokerage Costs and Commissions. All brokerage costs and commissions relating to the disposal of the Shares shall be borne by the respective selling shareholders. All brokerage costs and commissions related to the purchase of the Shares shall be borne by the Offerer.

2.5.           Broker Representing the Offerer. Bradesco S.A. Corretora de Títulos e Valores Mobiliários (the “Offerer Broker”) shall be the Offerer’s representative during the Auction.

3.           AUCTION REGISTRATION

3.1.           Registration in a Brokerage House. DPPI shareholders wishing to take part in the Auction shall register with the Offerer Broker or any other brokerage company authorized to trade on BOVESPA (each individually referred to as “Broker” and collectively as the “Brokers”) from the date this Notice is published up to 5pm on October 19, 2007, the business day immediately preceding the Auction Date (the “Registration Period”). Auction participation shall comply with the requirements established in BOVESPA and Companhia Brasileira de Liquidação e Custódia (the “CBLC”) Transaction regulations, as well as the requirements set forth in Section 3.

[English Translation of Draft Public Offer Instrument]

3.1.1.      Shareholders not registered with a Broker shall present the Broker with a certifyed copy of each of the following documents in order to carry out their registration, as applicable:

(i)            Individuals. Identity Card, National Taxpayer’s Enrollment Card (CPF) and proof of address. Representatives of estates, minors and those civilly disabled and shareholders represented by an attorney shall also present documentation granting powers of representation and original documents or certified copies of the representative’s Identity Card and National Taxpayer’s Enrolment Card;

(ii)            Legal Entities. By-laws or articles of incorporation, National Register of Legal Entities (CNPJ) card, company documents granting powers of representation and original documents or certified copies of the Identity Card and National Taxpayer’s Enrollment Card of the legal entity’s representative.

4.           SETTLEMENT

4.1.        Financial Settlement. Offer financial settlement shall be carried out on the 3rd business day following the Auction Date (the “Settlement Date”), pursuant to the rules established by the CBLC for gross settlement.

4.2.        Settlement Method.  Auction settlement shall be carried out by the CBLC using the gross settlement method, as defined in Chapter VII of the CBLC Operating Procedures.  CBLC shall not act as an Auction settlement central guarantor counterpart. CBLC shall act as a facilitator of Auction settlement pursuant to this Offer, including the receipt (a) of Offerer funds and Shares from shareholders who have sold their Shares during the Offer, via their custody agents and (b) onlending Offerer funds to shareholders offering their Shares during the Offer and the onlending of the Shares to the Offerer.

4.2.1.      Subject to the terms of the Intermediation Agreement, the Offerer’s settlement liabilities established herein shall be directly fulfilled by the Offerer or by an entity from its economic group and, in any case, the Offerer shall remain wholly liable for and shall guarantee compliance with all obligations attributed to it in relation to the Offer and established herein.

4.3.           Guarantee. Pursuant to the terms of the Intermediation Agreement executed by the Intermediary Institution and the Offerer and paragraph 4, article 7 of CVM Instruction 361/02, the Intermediary Institution shall guarantee the Offer financial settlement.

5.           ACQUISITION OF THE IPIRANGA GROUP AND CORPORATE RESTRUCTURING

5.1.           Purchase and Sale Agreement. On March 18, 2007, the Offerer entered into an irrevocable and irreversible agreement with the controlling shareholders (the “Ipiranga Controlling Shareholders”), of DPPI and Refinaria de Petróleo Ipiranga S.A. (“RIPI”), with  Petróleo Brasileiro S.A. (“Petrobras”) and Braskem S.A. (“Braskem”) as intervening parties, to acquire all shares held by the Ipiranga Controlling Shareholders

[English Translation of Draft Public Offer Instrument]

in DPPI, RIPI, and Companhia Brasileira de Petróleo Ipiranga (“CBPI”) (the “Purchase and Sale Agreement”) on its own behalf and as commission agent for and on account of Braskem and Petrobras to acquire petrochemical assets, and in Petrobras’ case, certain distribution assets.

5.1.1.    The Ipiranga Group businesses will be managed by Petrobras, Ultrapar and Braskem. Ultrapar shall hold the fuel and lubricant distribution businesses located in the South and Southeast regions in Brazil (the “South Distribution Assets”), Petrobras shall hold the fuel and lubricant distribution businesses located in the North, Northeast and Mid-West regions in Brazil (the “North Distribution Assets”) and Braskem and Petrobras shall hold the Petrochemical Assets, represented by Ipiranga Química S.A., Ipiranga Petroquímica S.A. (“IPQ”) and the latter’s stake in Copesul – Companhia Petroquímica do Sul (“Copesul”), in a proportion of 60% to Braskem and 40% to Petrobras (the “Petrochemical Assets”). The assets relating to oil refinery operations held by RIPI shall be shared equally by Petrobras, Ultrapar and Braskem.

5.2.           Transaction Stages. The transaction is divided into five (05) stages: (i) acquisition of the shares from the Ipiranga Controlling Shareholders by the Offerer; (ii) a mandatory tender offer due to disposal of control for acquisition of common shares issued by RIPI, DPPI, CBPI and IPQ (the “Tag Along POAs"); (iii) a public offering to cancel Copesul’s registration as a publicly traded company; (iv) exchange offer by Ultrapar's of shares issued by RIPI, DPPI and CBPI; and (v) segregation of the South Distribution Assets, North Distribution Assets and Petrochemical Assets, and the consequent transfer of the Petrochemical Assets to Braskem and Petrobras and the North Distribution Assets to Petrobras.

5.3.           Acquisition of shares from the Ipiranga Controlling Shareholders. On April 18, 2007, (the “Closing Date”) Ultrapar acquired shares issued by RIPI, DPPI and CBPI from the Ipiranga Controlling Shareholders representing the following company stakes: (i) 66.2% of the common shares issued by RIPI, (ii) 11.6% of the preferred shares issued by RIPI, (iii) 69.2% of the common shares issued by DPPI, (iv) 10.5% of the preferred shares issued by DPPI, (v) 3.8% of the common shares issued by CBPI, and (vi) less than 0.1% of the preferred shares issued by CBPI.  In addition, on April 23, 2007, Ultrapar acquired the common and preferred shares issued by RIPI and DPPI and common shares issued by CBPI from one of the Controlling Shareholders, representing less than 0.1% of the shares of the respective class and type. The following table indicates the value per share that was paid to the Ipiranga Controlling Shareholders:

Company	Share	Purchase Price (R$/share)
RIPI	Common Restricted	132.85184
	Common Unrestricted	106.28147
	Preferred	38.93000
DPPI	Common Restricted	140.08671
	Common Unrestricted	112.06937
	Preferred	29.57000
CBPI	Common Unrestricted	58.10000
	Preferred	20.55000

5.4.           Ultrapar Corporate Restructuring.  Following conclusion of the Tag Along POAs, Ultrapar shall undertake a corporate restructuring in order to (i) simplify the Ipiranga Group corporate structure,

[English Translation of Draft Public Offer Instrument]

concentrating all of the shareholders in a single company listed on the stock market, allowing for a reduction in costs and increased liquidity and (ii) permit segregation and transfer of the Petrochemical Assets, North Distribution Assets and South Distribution Assets (the “Corporate Restructuring”). Within this context, Ultrapar shall incorporate the shares issued by RIPI, DPPI and CBPI (the “Share Incorporations”) pursuant to the terms of article 252 of Brazilian Corporate Law. As a result of the Share Incorporations, RIPI, DPPI and CBPI shall become wholly-owned subsidiaries of Ultrapar.  Shareholders holding preferred and any common shares in RIPI, DPPI and CBPI shall receive preferred shares in Ultrapar.

5.5.           Segregation of Assets. Upon conclusion of the Share Incorporations, Ultrapar shall (i) reduce RIPI's and CBPI’s capital stock in order to transfer the Petrochemical Assets directly to Ultrapar, for future delivery to Braskem and Petrobras, pursuant to the commission agency, and (ii) Ultrapar shall spin off CBPI to transfer the North Distribution Assets to a company controlled by Petrobras.

5.6.           CADE. The transaction has been presented for approval to the Brazilian Anti-trust Authorities (CADE – Administrative Board for Economic Defense), Secretary for Economic Rights (SDE) and the Economic Oversight Office (SEAE). CADE has issued a writ of prevention with a series of provisions on management of the assets acquired. The provisions relating to the Petrochemical Assets were effectively reviewed on April 25, 2007, in a decision ratified in CADE Full Session, at which time Braskem entered into an Agreement to Preserve Reversibility of the Transaction (the “APRO”). Such alterations being made, CADE accepted Petrobras’ retention of a minority stake in Copesul after the acquisition. Additionally, on May 16, 2007, another APRO was entered into for the fuel distribution sector. This APRO establishes corporate governance rules encompassing CBPI, in order to maintain distribution sector competition and transaction reversibility relating to the Petrobras Assets.  Please note that these APROs do not affect the conclusion of the Offer.

6.           OFFER PRICE CALCULATION AND VALUATION REPORT

6.1.           Offer Price Calculation. The Offerer is making this Offer at a value equivalent to 80% of DPPI share value that was bound to the Shareholders’ Agreement, paid to DPPI controlling shareholders, for the purposes of article 254-A of Brazilian Corporate Law.

6.2.           Valuation Report. On April 4, 2007, Deutsche Bank Securities Inc. (“Deutsche Bank”) issued a DPPI valuation report (the “Valuation Report”) within the terms required by CVM Instruction 361/02, which contains analyses on DPPI adopting the following methodologies:

(i) Book Value per Share. The book equity value on December 31, 2006, was R$ 25.13 per Share;

(ii) Weighted Average Price of the Shares. The weighted average price per volume of Shares traded on BOVESPA (a) between March 15, 2006 and March 16, 2007 was R$ 41.69 and (b) between March 19, 2007 (date that the relevant fact was disclosed) and April 4, 2007 (date of the Valuation Report) was R$ 101.06; and

[English Translation of Draft Public Offer Instrument]

(iii) Discounted Cash Flow. The discounted cash flow method resulted in a range of values between R$ 41.11 and R$ 45.44 per Share.

6.3.         Shares held by Deutsche Bank and related entities. Deutsche Bank, its affiliates and persons related to Deutsche Bank and its affiliates do not hold shares issued by DPPI or the Offerer.

6.3.1.      Deutsche Bank hereby declares that there is no conflict of interest which reduces its independence as required to draw up the Valuation Report.

6.3.2.      Deutsche Bank will receive US$ 3,000,000.00 net of taxes as remuneration for drawing up the Valuation Report.

7.           INFORMATION REGARDING DPPI

7.1.         Headquarters and Business Purpose. DPPI's headquarter is located at Av. Dolores Alcaraz Caldas, 90, in the City of Porto Alegre, State of Rio Grande do Sul, and its purpose comprises (i) engaging in the trade of distributing oil refined products and other fuels, industry of land transportation, agency, and chemical industries related to oil derivatives, additives, animal and vegetal fats, paints, cans and drums, subsidiaries to the distribution, and (ii) purchase of shares, units or stakes in other companies.

7.2.         Composition of Shareholdings. On April 23, 2007, the DPPI shareholdings were as follows:

Shareholder	Common Shares	%	Preferred Shares	%	Total	%
Offerer	7,409,987	69.2	2,239,899	10.5	9,649,886	30.2
Persons Linked to the Offerer	1,632,758	15.3	814,058	3.8	2,446,816	7.6
Management	3	Less than 0.1	1,003	Less than 0.1	1,006	Less than 0.1
Treasury Shares	0	0.0	0	0.0	0	0.0
Free Float	1,663,620	15.6	18,238,672	85.7	19,902,292	62.2
Total	10,706,368	100.0	21,293,632	100.0	32,000,000	100.0

7.3.           DPPI Selected Financial Indicators. DPPI selected financial indicators are stated in the following table, based on consolidated financial statements:

	12.31.2005	12.31.2006	06.30.2007
Capital Stock Realized (R$ thousand)	305,000	555,000	615,000
Net Equity (R$ thousand)	708,362	804,029	873,446
Net Revenue (R$ thousand)	22,757,503	25,714,728	12,799,366
Operating Profits (R$ thousand)	518,310	452,213	276,380
Net Profits (R$ thousand)	169,788	160,875	69,417
Total Liabilities (R$ thousand)*	2,761,384	2,851,524	2,827,491
Current Liabilities (R$ thousand)*	1,114,617	884,620	733,125

[English Translation of Draft Public Offer Instrument]

Long Term Liabilities (R$ thousand)*	580,175	738,532	724,099
Number of Shares excluding Treasury Share (thousand)	16,000	32,000	32,000
Earnings per Share (R$)	10.61	5.03	2.17
BookValue per 1,000 shares (R$)	44.27	25.13	27.30
Total Liabilities / Net Equity (%)	390%	355%	324%
Net Profit / Net Equity (%)	24%	20%	8%
Net Profits / Net Revenues (%)	1%	1%	1%
Net Profits / Book Capital Stock (%)	56%	29%	11%
* Refers to the sum of Current Liabilities, Long Term Liabilities and Non-Controlling Shareholders Stakes and does not, therefore, consider Net Equity.

7.3.1.       Annual and periodic DPPI financial statements are available at www.ipiranga.com.br and www.cvm.gov.br.

7.4.           Historic Share Trading Information. The following tables indicate the trading volumes, quantities and average prices involved in spot market trades on BOVESPA for the Shares (DPPI3) and the preferred shares (DPPI4) issued by DPPI in the last twelve (12) months.

7.4.1.      Common Shares

Month	Total Volume Traded (R$)	Number of Common Shares Traded	Weighted Average Price (in R$) of Common Shares
July 2007	1,156,990	10,700	R$ 108.13
June 2007	696,978	6,500	R$ 107.23
May 2007	591,575	5,600	R$ 105.64
April 2007	1,326,117	12,900	R$ 102.80
March 2007	5,921,184	62,200	R$ 95.20
February 2007	3,500	100	R$ 35.00
January 2007	24,000	800	R$ 30.00
December 2006	42,843	1,500	R$ 28.56
November 2006	19,400	700	R$ 27.71
October 2006	72,679	2,400	R$ 30.28
September 2006	10,962	300	R$ 36.54
August 2006	70,957	2,200	R$ 32.25

[English Translation of Draft Public Offer Instrument]

7.4.2.      Preferred Shares

Month	Total Volume Traded (R$)	Number of Preferred Shares Traded	Weighted Average Price (in R$) of Preferred Shares
July 2007	11,480,622	288,000	R$ 39.86
June 2007	23,644,893	616,400	R$ 38.36
May 2007	37,830,293	995,200	R$ 38.01
April 2007	30,204,108	791,700	R$ 38.15
March 2007	19,192,523	563,700	R$ 34.05
February 2007	4,503,339	138,700	R$ 32.47
January 2007	6,720,480	242,100	R$ 27.76
December 2006	8,192,719	322,000	R$ 25.44
November 2006	10,899,672	461,200	R$ 23.63
October 2006	7,352,049	318,900	R$ 23.05
September 2006	2,675,335	116,100	R$ 23.04
August 2006	6,063,855	261,300	R$ 23.21

8.           INFORMATION REGARDING THE OFFERER

8.1.           Headquarter and Business Purpose. The Offerer's headquarter is located at Avenida Brigadeiro Luiz Antônio, 1343, 9º andar, in the City of São Paulo, State of São Paulo, and the Offerer's purpose is the investment of equity capital in commerce, industry, agriculture and service companies, via subscription to or purchase of company shares or units.

8.2.           Sector and Activities. Prior to acquiring the South Distribution Assets, Ultrapar was active in the Liquefied Petroleum Gas (“LPG") distribution sector via Ultragaz Participações Ltda. (“Ultragaz”), in the chemicals production via Oxiteno S.A. Indústria e Comércio (“Oxiteno”), and in the integrated logistics solutions for special bulk cargo, via Ultracargo Operações Logísticas e Participações Ltda. (“Ultracargo”). Highlights in its operating areas: with Ultragaz, it is the leading Brazilian LPG distributor, with 24% market share (Source: Sindigás); with Oxiteno, it is the largest South American manufacturer of ethylene oxide and its main derivatives as well as the biggest producer of chemical specialties in Brazil; and with Ultracargo it is one of the largest logistics solution providers for special bulk cargo in Brazil.

8.3.           Information on the Offerer’s Controlling Company. Ultrapar is controlled by Ultra S.A., which holds 66% of the voting capital and 40% of Ultrapar’s total capital stock.

9.           SUPERVENING LIABILITY

9.1.           Additional Liability. The Offerer hereby agrees to pay the owners of the Shares accepting the Offer any additional amount, if any, between: (i) the price paid to the shareholders for the sale of their Shares, restated by the TR (based on 365 days per year) on a pro-rated basis from the Auction Date up to the date on which payment of such amounts is due (restated according to the alterations in the number of shares

[English Translation of Draft Public Offer Instrument]

resulting from splits, groupings or conversions) and (ii) the Share price that would be due, or may be due, in the event of the following circumstances within a period of one (01) year from the Auction Date, (a) a fact that requires or shall require a mandatory public offering to acquire the Shares or (b) a corporate event that would entitle Shareholders accepting the Offer to withdraw from the company upon payment of a price per share, if they still were DPPI shareholders on the date of such a corporate event, and disagreed with the deliberation approving the implementation of any corporate event that would allow said right to be enforced.

9.1.1.     DPPI Share Incorporation. According to the relevant fact disclosed on March 19, 2007, the Offerer intends to incorporate DPPI shares once the Offer has been concluded. Pursuant to article 252, paragraph 2 of Brazilian Corporation Law, the owners of common and preferred shares issued by DPPI disagreeing with this share incorporation shall be entitled to withdraw from the company, upon receiving a price per share that shall be defined within the scope of article 264, of the Brazilian Corporate Law. Shareholders accepting this Offer shall be entitled to receive the difference, if any, between the Offer Price (restated as set forth in item 1.5) and the share price resulting from exercising the right to withdraw from the company. Thus, the Offerer does not foresee paragraph 1, article 10 of CVM Instruction 361/02 being applicable, since the price per share resulting from enforcement of the right to withdraw from the company has not yet been disclosed.

10.           ADDITIONAL INFORMATION

10.1.        Updating the Publicly traded Company Registration. The Offerer hereby declares that to the best of its knowledge and having requested the appropriate confirmation, DPPI registration as a publicly traded company has been maintained up to date pursuant to article 21 of Law No. 6385/76;

10.2.        Offerer Representation. The Offerer hereby represents that it is responsible for the truthfullness, quality and quantity of information submitted to the CVM and the market, and for any harm caused to DPPI, its shareholders and third parties, by gross negligence or willful misconduct, resulting from false, inaccurate information or information that has been omitted.

10.3.        Intermediary Institution Representation. The Intermediary Institution hereby represents that it has taken every precaution and acted diligently to ensure that the information submitted by the Offerer is true, consistent, accurate and sufficient, undertaking liability for any omission in its duty, and that it has verified the quantity and quality of the information supplied to the market during the entire Offer procedure, required for shareholders to take decisions, including occasional and seasonal DPPI information, as well as those contained herein and in the Valuation Report.

10.4.        Duties of the Financial Advisor. In conjunction with the Intermediary Institution, the Financial Advisor shall help the Offerer in all phases of the Offer, including, but not limited to, issues regarding (i) oversight and control of Offer development, (ii) responses to any questions eventualy raised by DPPI shareholders and (iii) the receipt and processing of shareholder accreditation requests from shareholders

[English Translation of Draft Public Offer Instrument]

wishing to take part in the Auction. Regardless of this Financial Advisor’s duty, the Intermediary Institution shall not exempt itself from any of its legal and regulatory duties in relation to the Offer and its settlement.

10.5.        Shares held by the Intermediary Institution, the Financial Advisor and affiliate companies. The Intermediary Institution, the Financial Advisor, its controlling company and the entities related thereto pursuant to article 3, item VI of CVM Instruction 361/02 represent that they do not hold or manage common and/or Preferred Shares issued by DPPI.

10.6.        No Undisclosed Relevant Facts or Circumstances. The Intermediary Institution, the Financial Advisor for the Offer and the Offerer hereby declare that they have no knowledge of the existence of any relevant facts or circumstances not disclosed to the public which may have a relevant bearing on DPPI income or DPPI Share prices on the market.

10.7.        Access to the Valuation Report, the Offer Notice, the Justified Statement of the Purchase Price Calculation Format and List of Shareholders. The Valuation Report, this Notice and the List of DPPI Shareholders are available to all interested parties (the last document issued only upon identification of the recipient and issuance of a receipt signed by the recipient) at the following addresses. The Valuation Report and this Notice may also be found at the addresses listed below:

DISTRIBUIDORA DE PRODUTOS DE PETRÓLEO IPIRANGA S.A.
Avenida Dolores Alcaraz Caldas, 90 - Porto Alegre, Rio Grande do Sul
www.ipiranga.com.br

ULTRAPAR PARTICIPAÇÕES S.A.
Avenida Brigadeiro Luiz Antônio, 1343, 9º andar - São Paulo, São Paulo
www.ultra.com.br

INTERMEDIARY INSTITUTION
BRADESCO S.A. CORRETORA DE TÍTULOS E VALORES MOBILIÁRIOS
Avenida Paulista, 1450, 7º andar, City of São Paulo, State of São Paulo
www.shopinvest.com.br

OFFER FINANCIAL ADVISOR
BANCO BRADESCO BBI S.A.
Avenida Paulista, 1450, 8º andar, City of São Paulo, State of São Paulo
www.shopinvest.com.br/ofertaspublicas

BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
Rua Cincinato Braga, 340, 2º andar, Centro - São Paulo, São Paulo
Rua Sete de Setembro, 111, 2º andar, “Centro de Consultas” - Rio de Janeiro, Rio de Janeiro
www.cvm.gov.br

[English Translation of Draft Public Offer Instrument]

SAO PAULO STOCK EXCHANGE - BOVESPA
Rua XV de Novembro, 275 - São Paulo, São Paulo
www.bovespa.com.br

10.8.       CVM registration. The offer was filed with the CVM in advance for analysis and was registered on September 14, 2007 with number CVM/SRE/OPA/ALI/2007-004. On September 17, BOVESPA authorized the Auction to be held on its trading system.

GRANTING OF THE REQUEST TO REGISTER THIS OFFER DOES NOT IMPLY THAT CVM GUARANTEES THE TRUTHFULLNESS OF THE INFORMATION PROVIDED NOR DOES IT REPRESENT A JUDGMENT REGARDING THE QUALITY OF THE COMPANY ISSUING THE OFFER OR THE PRICE OFFERED FOR THE SHARES INVOLVED.

ANBID
This public offer/program was prepared in accordance with the Brazilian Association of Investment Banks – ANBID Self-Regulation Code for Public Offerings of Securities Distribution and Acquisition registered under No. 4890254 with the 4th Registry of Deeds and Documents of the Judicial District of São Paulo, State of São Paulo. This public offer/program therefore complies with the minimum standards of information contained in the code and ANBID is in no way liable for the information provided, the quality of the issuer and/or offerer, participating institutions and the securities that are the involved in the public offer/program”.